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CUSIP No. 6138261                 SCHEDULE 13D                      Page 1 of 12
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        MONTGOMERY FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                     6138261
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                            Telephone: (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 6138261                 SCHEDULE 13D                      Page 2 of 12
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________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Value Partners I, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    110,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    110,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 3 of 12
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________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Associates, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    110,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    110,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN


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CUSIP No. 6138261                 SCHEDULE 13D                      Page 4 of 12
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________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Value LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    110,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    110,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO


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CUSIP No. 6138261                 SCHEDULE 13D                      Page 5 of 12
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________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joseph Stilwell

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    110,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    110,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN


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CUSIP No. 6138261                 SCHEDULE 13D                      Page 6 of 12
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Item 1.   Security and Issuer

          This is Amendment No. 1 to the Schedule 13D previously filed on February 23, 2001 ("Original 13D"), and it is being filed jointly by Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, and general partner of Stilwell Associates. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Montgomery Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 119 East Main Street, Crawfordsville, Indiana 47933. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; and (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

         The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D. Since the filing of the Original 13D, no members of the Group have made any additional purchases of Common Stock of the Issuer.

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 7 of 12
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Item 4.   Purpose of Transaction

         The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. Members of the Group previously reported that they planned to request to meet with representatives of the Issuer's management and Board of Directors to hear and assess their plans and goals. Members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock.

         Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by making additional repurchases of its shares and/or selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, members of the Group believe that the Issuer should have its major shareholders sitting on its Board of Directors.

         On April 20, 2001, representatives of the Group met with representatives of the Issuer's management and Board of Directors at its headquarters in Crawfordsville, Indiana. Representatives of the Group voiced their belief that the surest way to maximize shareholder value of the Issuer within a reasonable period of time is to sell the Issuer to a larger, more efficient institution. During the course of the meeting, the Group's representatives announced to the Issuer's representatives that the Group has decided to run an alternate slate of directors at the 2001 annual meeting unless the Issuer enters into a transaction. Additionally, Stilwell Associates intends to request that the Issuer produce its record of shareholders. The Group is retaining Krieg, Devault, Alexander & Capehart, LLP, of Indianapolis, Indiana, as its local counsel.

         In the future members of the Group may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer; (c) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (d) seek representation on the Issuer's Board; and/or (e) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

         On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 8 of 12
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         On July 7, 2000, certain members of the Group (the "Stilwell CMRN
Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

         On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

         On November 17, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("Oregon Trail "). In its Schedule 13D, the Stilwell OTFC Group stated that its purpose in acquiring the stock of Oregon Trail is to profit from the appreciation in the market price of its stock through the assertion of shareholder rights, including, but not limited to, seeking representation on its Board of Directors, communicating with other shareholders, and making proposals to management, including with regard to a possible sale of Oregon Trail. The Stilwell OTFC Group also stated that it believes that Oregon Trail can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. On December 15, 2000, the Stilwell OTFC Group filed an amended Schedule 13D and reported that it had scheduled a meeting with representatives of Oregon Trail's management to discuss Oregon Trail's business plans and goals for return on equity. On January 9, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting the commencement of a lawsuit to compel Oregon Trail to produce its list of shareholders and other records, including specified minutes of Board of Director meetings.

         On February 1, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties had reached an agreement in principle for the production of the disputed items, to the extent they exist, and adjourned the court hearing, without date, in contemplation of entering into a written settlement agreement. In the amended Schedule 13D filed on February 1, 2001, the Stilwell OTFC Group also reported that during its January 25th meeting with Oregon Trail's management, the Stilwell OTFC Group proposed to Oregon Trail's representatives that it invite two of its nominees to sit on the Board. Oregon Trail agreed to consider the proposal.

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CUSIP No. 6138261                 SCHEDULE 13D                      Page 9 of 12
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         On February 16, 2001, the Stilwell OTFC Group filed an amended Schedule
13D reporting that on February 14, 2001, Oregon Trail informed the Stilwell OTFC Group that it had rejected its proposal. The Stilwell OTFC Group reported that it will nominate an alternate slate of nominees to sit on the Board of Directors and that it will solicit proxies for this purpose. The Stilwell OTFC Group reported that it retained MalCon Proxy Advisors, Inc., as its proxy solicitor.

         In the amended Schedule 13D filed on February 16, 2001, the Stilwell OTFC Group also reported the filing of its lawsuit against Charles Henry Rouse, a director of Oregon Trail. The lawsuit seeks to remove Mr. Rouse from Oregon Trail's Board because Mr. Rouse violated Oregon Trail's residency requirement for directors. The Stilwell OTFC Group reserved the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

         On February 23, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties were unable to enter into a settlement agreement of the shareholder list litigation referred to above because Oregon Trail decided to place unreasonable preconditions upon the production of the list. As such, the hearing has been placed back on the Court's calendar.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,215,190, reported as the number of outstanding shares as of January 31, 2001, on a Form 10-QSB dated February 14, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on The Nasdaq Small Cap Market System.

(A)  Stilwell Value Partners I

     (a)  Aggregate number of shares beneficially owned: 110,000
           Percentage: 9%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 110,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 110,000

     (c) Stilwell Value Partners I has not made any purchases or sales of Common Stock since the filing of the Original 13D.

    (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and

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CUSIP No. 6138261                 SCHEDULE 13D                     Page 10 of 12
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disposition of shares of Common Stock held in the name of Stilwell Value
Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common
Stock.

(B) Stilwell Associates

    (a) Aggregate number of shares beneficially owned: 110,000
        Percentage: 9%

    (b)  1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 110,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 110,000

    (c) Stilwell Associates has not made any purchases or sales of Common Stock since the filing of the Original 13D.

    (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C) Stilwell Value LLC

    (a) Aggregate number of shares beneficially owned: 110,000 Percentage: 9%

    (b) 1.  Sole power to vote or to direct vote: 0
        2.  Shared power to vote or to direct vote: 110,000
        3.  Sole power to dispose or to direct the disposition: 0
        4.  Shared power to dispose or to direct disposition: 110,000

    (c)  Stilwell Value LLC has made no purchases of Common Stock.

    (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(D) Mr. Joseph Stilwell

    (a)  Aggregate number of shares beneficially owned: 110,000
         Percentage: 9%

    (b)  1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 110,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 110,000

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CUSIP No. 6138261                 SCHEDULE 13D                     Page 11 of 12
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    (c)  Joseph Stilwell has not made any purchases or sales of Common Stock since the filing of the Original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

      Exhibit No.      Description
      -----------      -----------

          1            Joint Filing Agreement*


          * Previously Filed on February 23, 2001.


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CUSIP No. 6138261                 SCHEDULE 13D                     Page 12 of 12
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 24, 2001

                                               STILWELL VALUE PARTNERS I, L.P.

                                               /s/ Joseph Stilwell
                                               -----------------------------
                                               By: STILWELL VALUE LLC
                                                   General Partner

                                               /s/ Joseph Stilwell
                                               -----------------------------
                                               By: Joseph Stilwell
                                                   Managing and Sole Member

                                               STILWELL ASSOCIATES, L.P.

                                               /s/ Joseph Stilwell
                                               -----------------------------
                                               By: Joseph Stilwell
                                                   General Partner

                                               STILWELL VALUE LLC

                                               /s/ Joseph Stilwell
                                               -----------------------------
                                               By: Joseph Stilwell
                                                   Managing and Sole Member

                                               JOSEPH STILWELL

                                               /s/ Joseph Stilwell
                                               -----------------------------
                                               Joseph Stilwell